

April 14, 2011

Via Facsimile
Jim H. Qian
Chief Financial Officer and Director
Northport Network Systems, Inc.
601 Union Street, Suite 4200
Seattle, WA 98101

> **Re:** **Northport Network Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **File No. 000-52728**

Dear Mr. Qian:

      We have reviewed your letter dated March 25, 2011 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 23, 2011.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 9A. Controls and Procedures

Management's Report on Assessment of Internal Control over Financial Reporting, page 40

1.   We note your response to prior comment 1 and your proposed disclosures regarding disclosure controls and procedures ("DCP") and internal control over financial reporting ("ICFR'). It is not clear whether your chief executive officer and chief financial officer have concluded that your DCP and ICFR are effective. Please revise your disclosures to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your DCP and ICFR.

Please refer to SEC Release 34-47986 and the related Frequently Asked Questions which can be found at:

http://www.sec.gov/rules/final/33-8238.htm and
http://www.sec.gov/info/accountants/controlfaq1004.htm.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief